UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*1

Lantronix, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

516548203
(CUSIP Number)

September 26, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

____________
1  The Reporting Persons filed a Schedule 13D on June 6, 2023 and are now filing this Amendment 1 to the Schedule 13G dated February 28, 2023 in order to switch reporting back to Schedule 13G.

CUSIP No	516548203

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Orange River Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,985,872

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,985,872

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,985,872

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No	516548203

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Orange River Partners GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,985,872

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,985,872

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,985,872

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No	516548203

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Orange River Management L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,985,872

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,985,872

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,985,872

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, IA

CUSIP No	516548203

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Orange River Management GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,985,872

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,985,872

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,985,872

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

CUSIP No	516548203

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mordechai Pluchenik

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,985,872

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,985,872

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,985,872

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No	516548203

Item 1.	(a).	Name of Issuer:

Lantronix, Inc.

(b).	Address of Issuer's Principal Executive Offices:

48 Discovery, Suite 250 Irvine, California 92618

Item 2.	(a).	Name of Person Filing:

Orange River Partners LP Orange River Partners GP LLC Orange River Management L.P. Orange River Management GP LLC Mordechai Pluchenik

(b).	Address of Principal Business Office, or if None, Residence:

Orange River Partners LP

Orange River Partners GP LLC

Orange River Management GP LLC

c/o Orange River Management L.P.

3 Columbus Circle

Suite 1510

New York, New York 10019

Orange River Management L.P.

3 Columbus Circle

Suite 1510

New York, New York 10019

Mordechai Pluchenik

c/o Orange River Management L.P.

3 Columbus Circle

Suite 1510

New York, New York 10019

(c).

Citizenship:

Orange River Partners LP – Delaware limited partnership

Orange River Partners GP LLC – Delaware limited liability company

Orange River Management L.P. – Delaware limited partnership

Orange River Management GP LLC – Delaware limited liability company

Mordechai Pluchenik – United States citizen

(d).	Title of Class of Securities:

Common Stock, $0.0001 par value

(e).	CUSIP Number:

516548203

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

1,985,872 shares deemed beneficially owned by Orange River Partners LP

1,985,872 shares deemed beneficially owned by Orange River Partners GP LLC

1,985,872 shares deemed beneficially owned by Orange River Management L.P.

1,985,872 shares deemed beneficially owned by Orange River Management GP LLC

1,985,872 shares deemed beneficially owned by Mordechai Pluchenik

(b)	Percent of class:

5.4% deemed beneficially owned by Orange River Partners LP

5.4% deemed beneficially owned by Orange River Partners GP LLC

5.4% deemed beneficially owned by Orange River Management L.P.

5.4% deemed beneficially owned by Orange River Management GP LLC

5.4% deemed beneficially owned by Mordechai Pluchenik

Number of shares as to which Orange River Partners LP has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	1,985,872

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	1,985,872

Number of shares as to which Orange River Partners GP LLC has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	1,985,872

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	1,985,872

Number of shares as to which Orange River Management L.P. has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	1,985,872

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	1,985,872
Number of shares as to which Orange River Management GP LLC has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	1,985,872

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	1,985,872

Number of shares as to which Mordechai Pluchenik has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	1,985,872

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	1,985,872

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See Exhibit A attached hereto.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2023
(Date)
Orange River Partners LP By Orange River Partners GP LLC Its General Partner	/s/ Mordechai Pluchenik Signature Mordechai Pluchenik Managing Member
Orange River Partners GP LLC*	/s/ Mordechai Pluchenik Signature Mordechai Pluchenik Managing Member

Orange River Management L.P.* By Orange River Management GP LLC Its General Partner	/s/ Mordechai Pluchenik Signature Mordechai Pluchenik Managing Member
Orange River Management GP LLC*	/s/ Mordechai Pluchenik Signature Mordechai Pluchenik Managing Member

Mordechai Pluchenik*	/s/ Mordechai Pluchenik Signature

*Each Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of its pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)..

Exhibit A

AGREEMENT

The undersigned agree that this Amendment 1 to the Schedule 13G dated September 28, 2023 relating to the Common Stock, $0.0001 par value, of Lantronix, Inc. shall be filed on behalf of the undersigned.

September 28, 2023
(Date)
Orange River Partners LP By Orange River Partners GP LLC Its General Partner	/s/ Mordechai Pluchenik Signature Mordechai Pluchenik Managing Member
Orange River Partners GP LLC	/s/ Mordechai Pluchenik Signature Mordechai Pluchenik Managing Member

Orange River Management L.P. By Orange River Management GP LLC Its General Partner	/s/ Mordechai Pluchenik Signature Mordechai Pluchenik Managing Member
Orange River Management GP LLC	/s/ Mordechai Pluchenik Signature Mordechai Pluchenik Managing Member

Mordechai Pluchenik	/s/ Mordechai Pluchenik Signature

Exhibit B

Orange River Management L.P. is the relevant entity for which each of Orange River Management GP LLC and Mordechai Pluchenik may be considered control person.